UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of December, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT
1.	A company announcement made on December 5, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: December 7, 2011	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

For Immediate Release
Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: December 5, 2011
URL: http://www.komatsu.com/
Completion and Results of Share Repurchase
(Share Repurchase According to the Articles of Incorporation Pursuant
to Article 165, Paragraph 2 of the Corporation Act)
Komatsu Ltd. (hereinafter “Company”) hereby announces that pursuant to Article 156 of the Corporation Act of Japan as modified by Article 165, Paragraph 3 of the Act, the Company purchased its own shares as follows.
As of December 2, 2011, the Company had completed the share repurchase scheme based on the resolutions of the Board of Directors held on October 27, 2011
Notes

1. Period of purchase:	From December 1 to 2, 2011 (Agreement basis)
2. Total number of shares purchased:	528,400 shares
3. Total cost of purchase:	1,075,689,500 yen
4. Method of purchase:	Open market purchase by the trust method

[Reference] 1. Resolutions made by the Board of Directors in its meeting held on October 27, 2011
(1) Type of shares to be purchased:	Outstanding common stock of Komatsu Ltd.
(2) Total number of shares to be purchased:	Up to 16,000,000 shares
(1.65% of total outstanding shares excluding treasury stock)
(3) Total cost of purchase:	Up to 30 billion yen
(4) Period of purchase:	From November 7 to December 28, 2011

2. Cumulative total of shares purchased to and including December 2, 2011 in accordance with the resolutions above
(1) Total number of shares purchased:	15,613,800 shares
(2) Total cost of purchase:	29,996,755,100 yen
(end)